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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

SEC FILE NUMBER
8-8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5080 Wooster Road, Suite 300
(No. and Street)

Cincinnati	Ohio	45226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conners (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

JEREMY PARKER
Notary Public, State of Ohio
My Commission Expires 04-18-2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNERS & CO., INC

FINANCIAL STATEMENTS

For the year ended December 31, 2019

-CONTENTS-

Flynn& Company

CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Conners & Co. Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conners & Co. Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the eighteen month period then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Conners & Co. Inc. as of December 31, 2019, and the results of its operations and its cash flows for the eighteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Conners & Co. Inc.'s management. Our responsibility is to express an opinion on Conners & Co. Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conners & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements has been subjected to audit procedures performed in conjunction with the audit of Conners & Co. Inc.'s financial statements. The supplemental information is the responsibility of Conners & Co. Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Conners & Co. Inc.'s auditor since 2012.
February 25, 2020

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
at December 31, 2019

- ASSETS -

Cash and cash equivalents	$	95,222
Deposits with clearing broker		224,173
Receivable from clearing broker		3,921
Securities owned at fair value		88,772
Deferred income taxes, net		30,000
Furniture and equipment, net		4,470
Right of Use Asset		301,933
Other assets		6,506
TOTAL ASSETS	$	754,997

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:		
Payable to clearing broker	$	83,913
Accrued Expenses		1,985
Right of Use Liability		301,933
Total Liabilities		387,831
SHAREHOLDERS' EQUITY:		
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding		798,200
Accumulated deficit		(431,034)
Total shareholders' equity		367,166
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	754,997

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

REVENUE:		
Commissions, net	$	121,952
12b-1 Fees		32,232
Trading gain on dealer account		80,202
TOTAL REVENUE		234,386
EXPENSES:		
Employee compensation and benefits		248,756
Registered representative compensation		4,913
Clearance paid to non-brokers		24,940
Communications		51,161
Occupancy and equipment costs		41,571
Regulatory fees		45,670
Professional fees and licenses		46,903
Other expenses (income), net		13,194
TOTAL EXPENSES		477,108
Loss from operations		(242,722)
OTHER EXPENSES:		
Loss from NASDAQ stock market valuation		(26,729)
Loss on Disposition of Assets		(11,643)
TOTAL OTHER EXPENSES		(38,372)
Loss before income taxes		(281,094)
Income tax expense		-
NET LOSS	$	(281,094)

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the year ended December 31, 2019

	Common Stock	Retained Earnings (Deficit)	Total
Balance at January 1, 2019	$ 798,200	(149,940)	648,260
Net Loss	-	(281,094)	(281,094)
Balance at December 31, 2019	$ 798,200	(431,034)	367,166

The accompanying notes to financial statements are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(281,094)
Reconciliation of Net Loss with Cash Flows from Operations		
Depreciation		2,302
Loss on Disposition of Furniture and Equipment		11,643
Changes In		
Deposits with clearing brokers		125,010
Receivable from clearing brokers		23,447
Securities owned at fair value		223,532
Other assets		(1,331)
Payable to clearing broker		(69,382)
Accrued expenses		(964)
Cash Provided by Operating Activities		33,163
CASH FLOWS FROM OPERATING ACTIVITIES		
Acquisition of Furniture and Equipment		(5,000)
Net Change in Cash		28,163
BEGINNING CASH AND CASH EQUIVALENTS BALANCE		67,059
ENDING CASH AND CASH EQUIVALENTS BALANCE	$	95,222

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's viability is dependent on the strength of the investment markets in which it operates.

It is the policy of the Company to employ U.S. generally accepted accounting principles (GAAP) in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

DEPOSITS WITH CLEARING BROKER-
The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

RECEIVABLES FROM AND PAYABLE TO CLEARING AND OTHER BROKER-DEALERS-
Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at December 31, 2019.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

FURNITURE AND EQUIPMENT-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes.

Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

SECURITES OWNED AND RELATED REVENUE-
The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Mutual fund and 12b-1 fees are earned through the marketing and distribution of mutual funds and are recorded when earned.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

REVENUE RECOGNITION
Significant Judgements:
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customers enters into a buy or sell transaction, the Company charges a commissions. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Considerations
Contracts with customers may include multiple performance obligations for which the consideration is allocated between performance obligations. Depending on the terms of the contract, the Company may defer the recognition of revenue and record a contract liability when a future performance obligation has not yet occurred.

FAIR VALUE MEASUREMENTS-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under this guidance are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

RIGHT OF USE ASSETS AND LIABILITIES
Right of use assets and liabilities are stated at the estimated present value of all future payments, using the Company's estimated incremental borrowing rate. The assets and liabilities are amortized over the estimated economic life of the lease, on a straight-line basis.

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax bases of investment securities and net operating loss carryforwards.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at December 31, 2019. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended December 31, 2015 and after.

ADOPTION OF NEW ACCOUNTING STANDARDS

Revenue Recognition

In May, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and subsequently issued additional ASU's amending ASU 2014-09 through 2017 (collectively, Topic 606). The Company adopted Topic 606 on January 1, 2019 and applied it retrospectively to January 1, 2018. The Company's revenue recognition policy under Topic 606 is described earlier the Summary of Significant Accounting Policies note and related disclosures are included in the New Accounting Guidance Implementation note.

Marketable Securities

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The core principle of Subtopic 825-10 is that equity investments, except for those accounted for under the equity method of accounting and those which result in the consolidation of the investee, be measured at fair value with change in fair value recognized in net income. This change was previously recorded as part of other comprehensive income. The Company adopted Subtopic 825-10 on January 1, 2019. The Company's marketable securities policy under Subtopic 825-10 is described earlier in the Summary of Significant Accounting Policies note.

Lease Accounting Standard

In February, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842.) The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases that are not excluded by this standard. Such leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The Company adopted Topic 842 on January 1, 2019. The Company's lease policy under Topic 842 is described earlier in the Summary of Significant Accounting Policies note and related disclosures are included in the Lease Commitments note.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

SUBSEQUENT EVENTS
The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019 through February 25, 2020, which is the date the financial statements were available to be issued.

NOTE 2 - CASH AND CASH FLOW INFORMATION

At various times throughout the year, the Company may have cash in financial institutions in excess of insured limits. The Federal Deposit Insurance Corporation (FDIC) insures account balances in accounts up to $250,000 for each business depositor. Using these criteria, the Company did not have any cash in excess of insured limits as of December 31, 2019.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2019:

Furniture and fixtures	$	28,626
Equipment		28,156
		56,782
Accumulated depreciation		(52,312)
Total furniture and equipment, net	$	4,470

NOTE 4 - FAIR VALUE

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2
Equity Securities	$-	-
Municipal bonds	-	88,772
Total Fair Value	$-	$88,772

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data.

NOTE 5 - INCOME TAXES

The Company has net operating loss carryforwards of approximately $1,209,000. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at December 31, 2019. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE 6 - LEASE COMMITMENTS

Right of Use Asset – Operating Lease

The Company currently leases certain office space under an operating lease on a month to month basis from a related party. The lease can be cancelled be either party at any time. Rental expense, including utilities and taxes, charged to operations for the eighteen month period December 31, 2019 was $39,269. As of December 31, 2019 the future undiscounted annual cash flow related to this lease is to be $28,200. The corresponding right of use asset and liability to this lease was $301,933, which is to be amortized at a rate of $21,065 over its estimated 15 year life.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Company and its stockholders have entered into an agreement which defines the rights and obligations of the stockholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2019, the Company had net capital, as computed under Rule 15c3-1, of $321,105 which was $71,105 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $1,985 as of December 31, 2019. The Company's net capital ratio was 0.0062 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended December 31, 2019.

NOTE 10 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 11 - NEW ACCOUNTING GUIDANCE IMPLEMENTATION – REVENUE RECONGITION

The Financial Accounting Standards Board (FASB) issued new guidance that created Topic 606, Revenue from Contracts with Customers, in the Accounting Standards Codification (ASC). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also added Subtopic 340-40, Other Assets and Deferred Costs – Contracts with Customers, to the ASC to require the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to the new Topic 606 and Subtopic 340-40 as the "new guidance".

NOTE 11 - NEW ACCOUNTING GUIDANCE IMPLEMENTATION – REVENUE RECONGITION (Continued)

The Company adopted the requirements of the new guidance as of January 1, 2019, utilizing the modified retrospective method of transition. Adoption of the new guidance did not result in any changes regarding the Company's accounting policies.

CONNERS & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$	367,166
Deduct shareholders' equity not allowable for net capital		-
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		367,166
Add liabilities subordinated to claims of general creditors		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		367,166
Deductions and/or changes:		
Non-allowable assets:		
Furniture and equipment		(4,470)
Deferred tax asset; net of valuation allowance		(30,000)
Prepaid expenses		(6,506)
TOTAL DEDUCTIONS AND/OR CHANGES		(40,976)
Net capital before haircuts on securities position		326,190
Haircuts on securities:		
State and municipal securities		5,085
Other securities		-
Undue concentration		-
TOTAL HAIRCUTS ON SECURITIES		5,085
NET CAPITAL	$	321,105

CONNERS & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019
(Continued)

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$	1,985

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $250,000

6 2/3% of aggregate indebtedness	$	132
Minimum dollar net capital requirement	$	250,000
Excess net capital	$	71,105
Percentage of aggregate indebtedness to net capital		0.0062 to 1

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of December 31, 2019.

CONNERS & CO., INC.
SCHEDULE II- COMPUTEATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possesstion or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of that Rule.

EXEMPTION REPORT

Conners & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 as of the year ended December 31, 2019, under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the year ended December 31, 2019, without exception.

Conners & Co.

I, John Conners, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John A Conners

John A. Conners, Shareholder

Date: 2/25/2020

Flynn & Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Conners & Co. Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Conners & Co. Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 25, 2020

Flynn & Company

CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Conners & Co. Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Conners & Co. Inc. and the SIPC, solely to assist you and SIPC in evaluating Conners & Co. Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Conners & Co. Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Conners & Co. Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Conners & Co. Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 25, 2020